Exhibit 99.1

Scinai Reports Third Quarter 2023 Financial Results and Provides Business Update

Jerusalem - Oct. 31, 2023 – Scinai Immunotherapeutics Ltd (Nasdaq: SCNI), a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases, announced the publication today of its financial results for the third quarter ended Sept. 30, 2023 and provided a business update.

Third Quarter 2023 Financial Summary

●	R&D expenses for the three months ended Sept. 30, 2023 amounted to $1.13 million compared to $1.19 million for the three months ended Sept. 30, 2022.

●	Marketing, general and administrative expenses for the three months ended Sept. 30, 2023 amounted to $0.97 million compared to $0.96 million for the three months ended Sept. 30, 2022.

●	Total operating expenses for the three months ended Sept. 30, 2023 amounted to $2.1 million compared to $2.1 million for the three months ended Sept. 30, 2022.

●	Financial income for the three months ended Sept. 30, 2023 amounted to $5.2 million compared to $6.9 million income for the three months ended Sept. 30, 2022.

●	Net Income (loss) for the three months ended Sept. 30, 2023 amounted to $3.1 million income compared to $4.7 million loss for the three months ended Sept. 30, 2022.

As of Sept. 30, 2023, Scinai had cash and cash equivalents of $6.4 million as compared to $14.2 million as of Dec. 31, 2022.

In the nine months ended Sept. 30, 2023, Scinai had an operating loss of $7.8 million and negative cash flows from operating activities of $8.1 million.

A summary of unaudited financial results is included in the tables below.

Business Update

Strategic pivot

●	In support of the Company’s strategic pivot, in Sept. 2023, we raised $1.33 million in gross proceeds ($1.08 million in net proceeds) via a registered direct offering with H.C. Wainwright & Co. acting as placement agent.

●	In order to extend our cash runway and address the Nasdaq minimum shareholders’ equity compliance issue, our primary creditor, the European Investment Bank (EIB), is currently considering favorably adjusting the terms of the EIB’s financial facility contract with the Company, in particular by extending the facility’s maturity. There is no guarantee that the EIB will approve the adjustment of the terms of the EIB’s financial facility with the Company. In addition, we are implementing a cost saving plan as mentioned in our Q2’23 financial results press release.

●	As part of the strategic pivot, in September 2023 the company rebranded as Scinai Immunotherapeutics.

New CDMO Business Unit’s first client

●	In October 2023, the Company closed its first contract to provide CDMO services. We are in advanced contract discussions with several other potential clients. In addition, we are pursuing extensive targeted marketing activities, including participation at major pharmaceutical conferences such as CPHI in Barcelona (October 2023) and BIO-Europe in Munich (November 2023).

Pipeline Development

●	We are aggressively advancing the NanoAb preclinical development. Meaningful ex vivo results for our IL-17 NanoAb tested in human psoriatic skin specimens are anticipated in Q4 ’23, and we continue to expect to enter clinical testing of the NanoAb as a biobetter psoriasis treatment in 2024.

●	NanoAbs for treatment of additional autoimmune diseases, such as asthma and wet AMD have been discovered and characterized at Max Planck and University Medical Center Göttingen as part of their research collaboration agreement with Scinai. Scinai holds exclusive options for exclusive licenses at pre agreed financial terms for each of the resulting NanoAbs.

●	We are pursuing a strategic partnership for our COVID-19 self-administered inhaled NanoAb which demonstrated highly promising in vivo results in animals as both a therapeutic and prophylactic treatment.

About Scinai Immunotherapeutics Ltd.

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases. With a state-of-the-art facility for biopharmaceutical product development and manufacturing and highly experienced pharmaceutical industry leadership, Scinai offers end-to-end boutique CDMO services in parallel to developing its own pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized VHH antibody (NanoAb) pipeline targeting diseases with large unmet medical needs. Company website: www.scinai.com.

Company Contact

Joshua Phillipson | +972 8 930 2529 | joshua.phillipson@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the Company’s cash runway, adjustments to the terms of the EIB’s loan to the Company and compliance with the Nasdaq Listing Rules. These forward-looking statements reflect management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the EIB will not agree to adjust the terms of its loan to the Company, that the Company’s ADSs will not return to compliance with the Nasdaq Listing Rules, that Scinai may not be able to secure additional capital on attractive terms, if at all, and the risk that the Company’s cash runway will be extended; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the loans under its finance contract with Scinai; Scinai's ability to acquire rights to additional product opportunities; Scinai's ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

CONDENSED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2023	2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,362	14,075
Restricted cash	122	140
Prepaid expenses and other receivables	228	155

Total current assets	6,712	14,370

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,660	11,245
Operating lease right-of-use assets	1,210	1,452

Total non-current assets	11,870	12,697

Total assets	18,582	27,067

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	546	716
Operating lease liabilities	382	382
Other payables	610	1,240

Total current liabilities	1,538	2,338

NON-CURRENT LIABILITIES:
Warrants liability	311	5,329
Loan from others	18,602	20,082
Non-current operating lease liabilities	823	1,078

Total non-current liabilities	19,736	26,489

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares of no par value: Authorized: 20,000,000,000 shares at September 30, 2023 and at December 31, 2022; Issued and outstanding 1,740,770,784 shares at September 30, 2023 and 989,290,784 shares at December 31, 2022	-	-
Additional paid-in capital	119,053	116,082
Accumulated deficit	(120,005)	(115,835)
Accumulated other comprehensive loss	(1,740)	(2,007)

Total shareholders’ deficit	(2,692)	(1,760)

Total liabilities and shareholders’ deficit	18,582	27,067

CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	Unaudited

Research and development expenses, net	1,134	1,194	4,583	4,331
Marketing, general and administrative	968	967	3,300	3,708

Total operating loss	2,102	2,161	7,883	8,039

Financial loss (income), net	(5,209)	(6,939)	(3,713)	(7,359)

Net loss (income)	(3,107)	(4,778)	4,170	680

Net Gain loss (Gain) per share attributable to basic ordinary shareholders,	(0.002)	(0.01)	0.002	0.001
diluted ordinary shareholders	(0.002)	(0.01)	0.002	0.001

Weighted average number of shares used for computing basic net loss per share	1,876,885,253	781,436,944	1,682,990,012	746,294,693

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	Unaudited

Net loss (income)	(3,107)	$(4,778)	4,170	680

Other comprehensive (income) loss:
Foreign currency translation adjustments	-	413	(267)	460

Total comprehensive loss	(3,107)	(4,365)	3,903	1,140

CONDENSED STATEMENTS CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended September 30, 2023
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of June 30, 2023	1,453,970,784	-	117,740	(1,740)	(123,112)	(7,112)

Exercise of warrants	120,000,000	-	-	-	-	-
Vested RSU's	6,800,000	-	-	-	-	-
Issuance of shares and warrants, net	160,000,000		1,086			1,086
Share-based compensation	-	-	227	-	-	227
Other comprehensive income	-	-	-	-	-	-
Net Gain	-	-	-	-	3,107	3,107

Balance as of September 30, 2023	1,740,770,784	-	119,053	(1,740)	(120,005)	(2,692)

	Nine months ended September 30, 2023
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of January 1, 2023	989,290,784	-	116,082	(2,007)	(115,835)	(1,760)

Exercise of warrants	584,015,200	-	801	-	-	801
Vested RSU's	7,464,800	-	-	-	-	-
Issuance of shares and warrants, net	160,000,000		1,484			1,484
Share-based compensation	-	-	686	-	-	686
Other comprehensive income	-	-	-	267	-	267
Net loss	-	-	-	-	(4,170)	(4,170)

Balance as of September 30, 2023	1,740,770,784	-	119,053	(1,740)	(120,005)	(2,692)

	Three months ended June 30, 2022
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of June 30, 2022	747,153,064	-	$114,335	(2,102)	(115,497)	(3,264)

Share-based compensation	-		341	-	-	341
Other comprehensive loss	-	-	-	(413)	-	(413)
Net loss	-	-	-	-	4,778	4,778

Balance as of September 30, 2022,	747,153,064	-	114,676	(2,515)	(110,719)	1,442

	Nine months ended September 30, 2022
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of January 1, 2022	739,048,544	-	113,076	(2,055)	(110,039)	982

Issuance of shares, net of issuance costs of 6	6,000,000	-	216	-	-	216
Vested RSU's	2,104,520	-	-	-	-	-
Expiration of employees options		-	180	-	-	180
Share-based compensation	-		1,204	-	-	1,204
Other comprehensive loss	-	-	-	(460)	-	(460)
Net loss	-	-	-	-	(680)	(680)

Balance as of September 30, 2022,	747,153,064	-	114,676	(2,515)	(110,719)	1,442

Starting July 1, 2023 the company’s functional currency is USD.

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2023	2022
	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	(4,170)	(680)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	430	378
Expense of in-process research and development	-	179
Financial expenses related to loan from others	(369)	(6,948)
Share-based compensation	686	1,204
Decrease in other receivables	(82)	96
Warrants revaluation	(3,924)	-
Changes in operating lease right-of-use assets	(14)	(10)
Increase in trade payables	(135)	(580)
Changes in operating lease liabilities	-	10
(Decrease) increase in other payables	(579)	(321)

Net cash used in operating activities	(8,157)	(6,672)

Cash flows from investing activities:

Purchase of property, plant and equipment	(403)	(566)

Net cash used in investing activities	(403)	(566)

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2023	2022
	Unaudited	Unaudited
Cash flows from financing activities:

Issuance of shares and warrants	1,086	-

Net cash provided by financing activities	1,086	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(258)	(1,826)

Decrease in cash, cash equivalents and restricted cash	(7,732)	(9,064)
Cash, cash equivalents and restricted cash at the beginning of the period	14,215	17,518

Cash, cash equivalents and restricted cash at the end of the period	6,484	8,447

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Interest	725	-

(2) Non-cash transactions:

Issuance of warrants	1,345	-

Exercise of warrants liability to equity	801	-

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	6,362	8,310
Restricted cash	122	137

Cash, cash equivalents and restricted cash	6,484	8,447

Notes in the Company’s audited financial reports are an integral part of the financial statements and are filed with the Securities and Exchange Commission.